Exhibit 99.1

Luda Technology Group Subsidiary Secures One-Year Steel Products Sales Contract with Contract Value of approximately $17.8 Million

Hong Kong, Sept. 02, 2026 (GLOBE NEWSWIRE) – Luda Technology Group Limited (NYSE American: LUD) (the “Company” or “Luda Technology”), a manufacturer and trader of stainless steel and carbon steel flanges and fittings products, announced its subsidiary, Shenzhen Mayi Supply Chain Limited (“Shenzhen Mayi”), has entered into a one-year sales contract with Beijing Dasan Supply Chain Management Company, Limited for the supply of rebar, wire rod and steel pipe fittings. The sales contract holds a contract ceiling value of approximately USD $17.8 million1 (RMB120 million).

The contract is expected to strengthen Luda Technology’s steel-products trading and supply-chain capabilities and broaden the range of offerings delivered through its PRC operations. Shenzhen Mayi intends to coordinate procurement, quality control, logistics and delivery in accordance with individual order requirements while applying the Company’s established commercial and risk-management processes. The contract is also expected to support customer development in Mainland China and demonstrate the Company’s ability to integrate product sourcing with supply chain coordination across multiple steel product categories.

Ma Biu, Chief Executive Officer of Luda Technology, commented, “Securing this agreement is an important commercial milestone for Shenzhen Mayi and for Luda Technology’s broader steel-products business. It brings together three complementary product categories and allows us to demonstrate disciplined procurement, quality control and delivery execution at scale. We will remain focused on converting the framework into profitable, collectable sales while managing steel-price, supply and working-capital risks.”

Actual sales and total contract value will depend on purchase orders issued and accepted during the one-year term, the product mix and specifications requested, prevailing steel prices, product availability, delivery and acceptance, payment performance, and other contract conditions.

About Luda Technology Group Limited

Luda Technology Group Limited is a manufacturer and trader of stainless steel and carbon steel flanges and fittings products. The Company’s history began with Luda Development Limited, which was incorporated in Hong Kong in 2004 and is principally engaged in the trading of steel flanges and fittings. The Company also trades steel pipes, valves and other steel tubing products and serves customers in China and international markets. For more information, please visit Luda Technology’s official website at www.ludahk.com.

About Shenzhen Mayi Supply Chain Limited

Shenzhen Mayi Supply Chain Limited is a subsidiary of Luda Technology Group Limited and is the contracting entity for the annual sales contract described in this release. Under the Contract, Shenzhen Mayi will supply rebar, wire rod, and steel pipe fittings in accordance with the customer’s orders and the terms of this agreement.

Forward-looking statements

This press release contains statements about expectations, plans and prospects that are not historical facts and may constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and similar expressions, although not every forward-looking statement uses these terms. Forward-looking statements in this release include statements regarding the estimated contract value, anticipated purchase orders and deliveries, expected revenue, profitability and cash flow, the expansion of the Company’s product offering and customer relationships, and Shenzhen Mayi’s ability to perform the contract. These statements are subject to significant risks and uncertainties, including the possibility that actual orders may be below the estimated amount or may not be placed; changes in product specifications, steel prices, exchange rates or market demand; supplier or logistics disruptions; product-quality or delivery issues; customer acceptance, credit and collection risk; increased inventory and working-capital needs; customer or supplier concentration; contract amendment, suspension, dispute or termination; regulatory and compliance requirements in the PRC; and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission. Actual results may differ materially. Readers should not place undue reliance on forward-looking statements. The Company undertakes no duty to update them after the date of this release except as required by law.

Luda Technology Investor Relations

Email: ir@ludahk.com

[1]	Based on August 28, 2026 Federal Reserve conversion rate of $1 = 6.7260 RMB